Synergen Law Group A Professional Law Corporation

March 9, 2011

Mr. John Stickel, Attorney Advisor Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Via EDGAR Only

Re:           Poway Muffler and Brake, Inc.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-164856

Dear Mr. Stickel:

On behalf of Poway Muffler and Brake, Inc. (the ''Company''), we have today filed via the EDGAR system, Amendment No. 6 (the “Sixth Amendment”') to the above-captioned Registration Statement in response to your comment letter dated February 15, 2011.

Comment No. 1

We note your response to our prior comment 1 and we reissue. You indicate in your response letter that you have revised the disclosure in the "Determination of the Offering Price" and "Plan of Distribution" sections, but no such revisions appear in your amend filing. Please revise accordingly. We also note references to an offering price of $0.05 per share on pages 5 and 10. Please revise to update with the current offering price.

In response to this comment, the Company has revised its disclosures under "Determination of Offering Price" and "Plan of Distribution" sections to clarify that the offering price was determined by adding $0.10 to the price the shares were sold to shareholders in the Company's July 31, 2000 offering (offering price of $1.00). The Company has also amended the two noted references to an offering price of $0.05 on pages 5 and 1, and has further amended the first paragraph in the section entitled "Risks Related to our Common Stock" for clarity.

Comment No. 2

Please update the executive compensation table to reference the last two completed fiscal years.

The Company has amended the Executive Compensation table accordingly.

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 619.512.5184

Mr. John Stickel
March 9, 2011
Page | 2

Comment No. 3

Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present financial statements as of and for the fiscal year ended December 31, 2010.
The Company has updated its financial statements accordingly.

Please do not hesitate to contact me if you should have any further questions.

Regards,
SYNERGEN LAW GROUP

/s/ Karen A. Batcher, Esq.

Karen A. Batcher, Esq.
kbatcher@synergenlaw.com